SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 25, 2016

I. Date, Time and Place: August 25, 2016, at 12:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, CEP 04626-020 (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Claudia Karpat, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To decide, within the scope of the fleet rationalization process, about the following issues: (i) the consent, by its subsidiary company, VRG Linhas Aéreas S.A. (“VRG”), for GE Commercial Aviation Services Limited (“GECAS”) to assign its rights and obligations as lessor under certain lease agreements (“Agreements to be Assigned”) to Delta Airlines Inc. (“Delta”), which assignment shall be conditioned on confirmation by Delta of its acquisition of four (4) Boeing model 737-700 aircraft, which are the subject matter of the Agreements to Be Assigned (the “Confirmation”); (ii) approval of the early termination of four (4) lease agreements, entered into between VRG and GECAS, with respect to four (4) Boeing model 737-800 aircraft (the “Lease Agreements”), conditioned on the Confirmation; (iii) approval of the sublease transaction to be entered into between VRG, in its capacity as sublessor, and Delta, in its capacity as sublessee, with respect to the two (2) engines of each of aircraft MSN  39608, 39620, 39624 and 39632, whose current lessor is  GECAS, conditioned on the Confirmation; (iv) confirmation of the execution, by Gol LuxCo S.A. (“Gol LuxCo”), the Company and VRG Linhas Aéreas S.A. (jointly, the “Obligors”), of an amendment to the reimbursement agreement entered into on August 19, 2015 with Delta, and Citibank S.A., in its capacity as guaranty agent (“Citibank” and “Reimbursement Agreement”, respectively), in order to, among other amendments, include the Obligors’ obligation to pay Delta any and all amounts that may be borne by the latter arising out of the guaranty granted under the scope of (a) the ISDA Master Agreement entered into on November 22, 2011 beetween VRG and Morgan Stanley Capital Services LLC (“MS Hedge Agreement”); (b) the Reciprocal Technical Services Agreement entered into on December 06, 2010 between VRG and Delta (“MRO Agreement”); and (c) any other credit agreement, letters of credit, notes, guaranties, indemnities and other credit or other obligations due by the Obligors for which Delta grants any guaranty (“Additional Credit Agreements” and, jointly with the MS Hedge Agreement and the MRO Agreement, the “Additional Reimbursement Obligations”), in any case added by interest as provided for in the Reimbursement Agreement (“Amendment to the Reimbursement Agreement”); (v) confirmation of the execution of the amendment to the stock, assets and credit rights pledge agreement entered into on August 21, 2015 among the Company, Delta and Citibank (“Pledge Agreement”), for inclusion of the Additional Reimbursement Obligations as obligations guaranteed by the Pledge Agreement (“Amendment to the Pledge Agreement”); and (vi) confirmation of all the acts performed by the executive officers and/or attorneys-in-fact of the Company seeking the implementation of the foregoing resolutions and authorization for the Executive Committee of the Company to execute any and all necessary documents, as well as to take the applicable actions, in order to fulfill all the matters provided for in the agenda. VI.Resolutions: Firstly, it is recorded in these minutes that director William Charles Carroll disclosed to the other directors his impediment to act in relation to the matters of the Agenda, under the terms of article 156 of the Corporations Act, declaring that his interest in those matters arises out of his position as executive officer of Delta, and that, for this reason, wasn't present and did not participate of discussions concerning the resolutions to be adopted regarding such matters. Immediately following, after the necessary explanations were provided with respect to the proposal for rationalization of the Company’s fleet, and after the review of the final considerations made by the Independent Special Committee, which held a meeting on August 25, 2016 to deal with the matters provided for in the agenda of this meeting, as well as the pertinent documents, the following issues were approved by unanimous vote: (i) consent by VRG to the assignment by GECAS to Delta of the Agreements to be Assigned (as defined above), which shall be conditioned on the Confirmation, with the consequent and forthwith early termination of the agreement entered into by VRG;  (ii) conditioned on the Confirmation, early termination of the Lease Agreements (as defined above), upon payment by VRG, in accordance with the terms and conditions set forth in the referred agreements; (iii) conditioned on the Confirmation, the sublease transaction to be entered into between VRG, in its capacity as sublessor, and Delta, in its capacity as sublessee, with respect to the engines of aircraft MSN  39608, 39620, 39624 and 39632, whose current lessor is  GECAS; (iv) confirmation of the execution of the Amendment to the Reimbursement Agreement. Accordingly, the Additional Reimbursement Obligations shall become subject to the Reimbursement Agreement, as well as the Obligors’ obligation to pay Delta any and all amounts as may be borne by the latter arising out of the guaranty granted under the credit agreement entered into by Gol LuxCo, in its capacity as debtor, with Morgan Stanley Senior Funding, Inc., in its capacity as administrative agent representing the creditors’ interest; (v) confirmation of the execution of the Amendment to the Pledge Agreement; and (vi) confirmation of the acts performed by the executive officers and/or attorneys-in-fact of the Company seeking the implementation of the resolutions now approved, including the execution of the Amendment to the Reimbursement Agreement, the Amendment to the Pledge Agreement, and the other related documents, being further entitled to agree upon the terms and conditions of possible Additional Credit Agreements, including, without limitation, the payment terms, interest rate, remuneration interest, credit amount and waiver of rights, as well as authorization for the Executive Committee of the Company to execute any and all necessary documents, as well as to take the applicable actions, in order to fulfill the above referred resolutions.  VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior,  Ricardo Constantino, Joaquim Constatino Neto, William Charles Carroll, Antonio Kandir and Germán

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Pasquale Quiroga Vilardo. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

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São Paulo, August 25, 2016.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.